UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  NOVEMBER 02, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL TEAMS UP WITH ACE BIOSCIENCES AND HARVARD TO ACCELERATE BACTERIAL
ANTIBODY PROGRAM


LEIDEN, THE NETHERLANDS, NOVEMBER 2, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has licensed bacterial antigens from ACE BioSciences A/S and the Brigham and Women's Hospital, a teaching hospital of Harvard Medical School, to accelerate its bacterial antibody discovery program. The bacterial surface antigens licensed have been validated for therapeutic efficacy in appropriate animal models for bacterial disease.

Crucell intends to develop therapeutic antibodies against these targets to treat serious hospital-acquired infections, including those caused by antibiotic-resistant bacteria. In the US and Europe, hospital-acquired bacterial infections now affect about 2 million patients per year causing 200,000 deaths, and attributable costs amount to more than US$ 5 billion in the US alone.

"While vaccines against diseases like influenza, West Nile and malaria are successfully progressing towards Phase I clinical testing, we consider antibody products to be the next area to profit from the strength of the PER.C6(R) cell substrate platform," said Crucell's Chief Scientific Officer, Dr Jaap Goudsmit.

Crucell considers the rise in hospital-acquired infections caused by antibiotic-resistant bacteria to present opportunities for the development of alternative treatments to replace or complement antibiotics.
Antibiotic-resistant bacteria increase the severity of disease, escalating mortality rates and driving up costs.

With its SARS (Lancet, 2004, 363; p 2139-2141) and rabies (J Virol, July 2005, Vol. 79; p 9062-9068) programs, Crucell has shown the agility to develop antibody product leads in the shortest possible time frame using its MAbstract(R) and PER.C6(R) technologies.


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.


ABOUT ACE BIOSCIENCES

ACE BioSciences is an emerging pharmaceutical company focused on developing novel protein-based vaccines and antibodies to address infectious diseases. It has unique expertise in the extraction and analysis of the cell surface proteins used by pathogens (eg bacteria, viruses and fungi) to interact with and infect human host cells. ACE BioSciences aims to develop a portfolio of products independently and in collaboration with other companies. The company was founded in 2001 and is based in Odense, Denmark. For more information, please visit www.acebiosciences.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     NOVEMBER 02, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer